Securities and Exchange Commission, Washington, D.C. 20549

Amendment No. 1 to
Schedule 13G
Under the Securities Exchange Act of 1934

Hawkeye Systems, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

420198 103
(CUSIP Number)

Nicholas Ayling, Suite 605 - 815 Hornby Street, Vancouver, BC, V6Z 2E6 (778) 951-1014
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2019
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐
Rule 13d-1(b)
☒
Rule 13d-1(c)
☐
Rule 13d-1(d)

CUSIP No. 420198 103	Page 2 of 7 Pages

(1)	Names of reporting persons: Nick Ayling
(2)	Check the appropriate box if a member of a group (see instructions) (a) (b)
(3)	SEC use only
(4)	Source of funds (see instructions) PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Canada

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 908,333 Common
	(8)	Shared voting power 0
	(9)	Sole dispositive power 908,333 Common
	(10)	Shared dispositive power 0

(11)	Aggregate amount beneficially owned by each reporting person 908,333 Common
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
(13)	Percent of class represented by amount in Row (11) 7.4% Common
(14)	Type of reporting person (see instructions) IN

CUSIP No. 420198 103	Page 3 of 7 Pages

(1)	Names of reporting persons: Nick Ayling Law Corporation
(2)	Check the appropriate box if a member of a group (see instructions) (a) (b)
(3)	SEC use only
(4)	Source of funds (see instructions) PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Canada

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 357,333 Common
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 357,333 Common

(11)	Aggregate amount beneficially owned by each reporting person 357,333 Common
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
(13)	Percent of class represented by amount in Row (11) 2.9% Common
(14)	Type of reporting person (see instructions) CO

CUSIP No. 420198 103	Page 4 of 7 Pages

Item 1(a). Name of Issuer.

This Schedule 13G relates to the acquisition of shares of Common Stock (the “Shares”) of Hawkeye Systems, Inc. Hawkeye Systems, Inc. became a reporting issuer on February 11, 2019 upon the effectiveness of a Registration Statement on Form S-1.

Item 1(b). Address of Issuer’s Principal Executive Offices.

2702 Media Center Drive, Los Angeles, CA 90065.

Item 2(a). Name of Person Filing.

This Schedule 13G is being filed on behalf of Nick Ayling and Nick Ayling Law Corporation (the “Reporting Persons”).

Item 2(b). Name of Issuer.

The address of the principal business office of the Reporting Persons is Suite 605 - 815 Hornby Street, Vancouver, BC, V6Z 2E6.

Item 2(c). Name of Issuer.

See Item 4 of the attached cover pages.

Item 2(d). Name of Issuer.

Common stock, par value $.001 per share (“Common Stock”).

Item 2(e). CUSIP Number

420198 103

Item 3.

Not Applicable.

Item 4. Ownership

(a) Amount beneficially owned:

See Item 9 of the attached cover pages.

CUSIP No. 420198 103	Page 5 of 7 Pages

(b) Percent of class:

See Item 11 of the attached cover pages.

(c) Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See Item 5 of the attached cover pages.

(ii)	Shared power to vote or to direct the vote:

See Item 6 of the attached cover pages.

(iii)	Sole power to dispose or to direct the disposition:

See Item 7 of the attached cover pages.

(iv)	Shared power to dispose or to direct the disposition:

See Item 8 of the attached cover pages..

Nick Ayling Law Corporation is 100% owned by Nick Ayling and consequently Nick Ayling would be deemed to be the beneficial owner of shares held by Nick Ayling Law Corporation.

Effective September 10, 2019 Nick Ayling acquired 56,000 shares of common stock from the issuer for a purchase price of $0.50 per share. Included with that subscription was 112,000 warrants to purchase common shares at an exercise price of $1.00 per share for one year from issuance and 112,000 warrants to purchase common shares at an exercise price of $2.00 per share for two years from issuance.

Effective December 18, 2019 Nick Ayling Law Corporation exercised options at $.30 per share and was issued 53,333 shares of common stock.

CUSIP No. 420198 103	Page 6 of 7 Pages

During the calendar year ended December 31, 2019 Nick Ayling Law Corporation completed the following sales of common stock:

Sales Sold	Sales Price	Date of Sale
2,027	$3.50	9-Oct-19
110	$5.75	11-Oct-19
300	$3.55	14-Oct-19
2,563	$3.50	14-Oct-19
500	$2.96	30-Oct-19
300	$2.75	20-Nov-19
200	$2.75	21-Nov-19
500	$2.65	22-Nov-19
1,000	$1.62	10-Dec-19
400	$1.65	10-Dec-19
555	$1.65	11-Dec-19
45	$1.65	18-Dec-19

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof each Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following
☐
.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8. Identification and Classification of Members of the Group

Not Applicable.

Item 9. Notice of Dissolution of Group

Not Applicable.

CUSIP No. 420198 103	Page 7 of 7 Pages

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Dated February 20, 2020

Nick Ayling

By:	/s/ Nick Ayling
Nick Ayling

Nick Ayling Law Corporation

By:	/s/ Nick Ayling
Nick Ayling